October 10, 2017

FILED ON EDGAR

Mara L. Ransom

Assistant Director, Office of

Consumer Products

United States Securities and

Exchange Commission

Mail Stop 4631

Washington, DC 20549

Re:      America Towne, Inc.

Preliminary Schedule 14C

Filed July 31, 2017

File N. 000-55206

Dear Ms. Ransom:

This letter is in response to your August 22, 2017 comment letter to Alton Perkins, Chairman of the Board, Chief Executive Officer and President for AmericaTowne, Inc. (the “Company”). The above-captioned firm has been retained by the Company to respond to your comments and to subsequently amend the above-referenced filings; however, please continue to communicate directly with Mr. Perkins in the ordinary course, and please feel free to contact me with any follow up questions or comments.

Information Statement on Schedule 14C

General

1.	Please revise your information statement to provide all of the information required by Item 14 of Schedule 14A, as appropriate, including the Item 14 (b)(8)-(11) financial information and Item 14(c)(1) and (2). Please see Item 1 of Schedule 14C.

Response: The Company notes the Commissions comment and will revise its Schedule 14C to include the disclosures regarding Items 14(b)(11) and 14(c)(1)-(2) of Schedule 14A. As a smaller reporting company, the disclosures required in Item 14(b)(8)-(10) are not required pursuant to Regulation S-K.

2.	Please provide an explanation of any material differences in the rights of security holders as a result of the transaction. In this regard, we note that the two companies are incorporated in different jurisdictions and may afford their shareholders different rights. Refer to Item 1004(a)(2) of Regulation M-A and Item 14(b)(4) of Schedule 14A.

Response: The Company will revise its disclosure to highlight any material differences between shareholders rights as a result of the transaction.

3.	We note that the Agreement and Plan of Merger will be void if the merger is not completed by August 30, 2017 unless the parties consent to extending it, as discussed in Section 1.1(b) of the Agreement. Because there are no longer 20 calendar days remaining before August 30, it appears that without this consent or an amendment to the merger agreement, you will not be able to comply with the requirement to send the information statement at least 20 calendar days prior to completing the merger. Please see Exchange Act Rule 14c-2(b). Please disclose whether the parties have consented to or amended the merger agreement to provide for an extension of the agreement to a future date.

Response: The parties to the Agreement and Plan of Merger have executed a Second Amendment to the Agreement and Plan of Merger that extends the deadline by one year. This will be attached as an exhibit to the Company’s Amended Schedule 14C.

Action by Majority Shareholders, page 4

4.	Identify the natural persons who control Yilaime Corporation and the Alton & Xiang Mei Lin Perkins Family Trust. We presume Mr. Alton Perkins has some affiliation with these entities, given that the table on page 7 discloses his 85.99% interest in your; please disclose his affiliation. Please also clarify why the amount of shares held by these two entities differs from the amount held by Mr. Perkins, as disclosed on page 7.

Response: The Company notes the Commission’s comment. The amount of the Company’s common stock beneficially held by Mr. Perkins is 88.99%. However, this is slightly more than the amount collectively held by Yilaime Corporation and the Alton & Xiang Mei Lin Perkins Family Trust. The Company will revise its disclosure as follows:

“A majority of the Company’s shareholders that collectively own approximately 85.61% of the Company’s issued and outstanding common stock, specifically Yilaime Corporation, which own 13,756,216 shares, or 37.14%, of the Company’s issued and outstanding common stock, and the Alton & Xiang Mei Lin Perkins Family Trust, which owns 17,948,939 shares, or 48.46% of the Company’s issued and outstanding common stock (collectively the “Majority Shareholders”) have consented to the following actions recommended by the Board of Directors (the “Actions”) . . .

* * *

. . . Alton Perkins is the natural person who controls both of the Majority Shareholders. Mr. Perkins is the trustee of the Alton & Xiang Mei Lin Perkins Family Trust, which is the majority shareholder of Yilaime Corporation. He is also the President, Chief Executive Officer, and Chairman of the Board, of AmericaTowne.”

Additionally, the Company will revise its disclosure regarding Mr. Perkins’ beneficial ownership as follows:

“(2) Alton Perkins is the Company’s sole director and the natural person who controls the Alton & Xiang Mei Lin Perkins Family Trust and Yilaime Corporation. In addition to those shares beneficially owned by Mr. Perkins via his control over the Family Trust and Yilaime, he beneficially owns 16,536 shares of common stock owned by Perkins HSU Export Corporation, which is also controlled by Mr. Perkins.”

The Plan of Merger, page 6

5.	Please describe in greater detail the terms of the merger in this section, including the number of common shares to be issued as consideration to shareholders of AmericaTowne and the percentage of interest in the surviving company. Please also disclose how the merger was brought to the attention of the Board and how the terms of the merger were ultimately determined. In doing so, please acknowledge that Mr. Perkins is the sole director of both companies and that his recommendation and approval of the merger may present conflicts of interest. Please also discuss how, if at all, such conflicts were addressed during the negotiation and/or approval process.

Response: The Company will update its disclosure as directed.

Reasons for the Plan of Merger, page 6

6.	We note your disclosure that ATI Modular is traded on OTCPink under the symbol “ATMO” and that a reason for the merger is the liquidity associated with the shares that will be received by your shareholders. In doing so, please acknowledge that OTCPink has labeled ATI’s common stock “Caveat Emptor (Buyer Beware)” and disclose the risks associated with this designation.

Response: The Company notes the Commission’s comment. As of September 5, 2017, OTCPink has removed the Caveat Emptor from ATI’s common stock. Nevertheless, the Company will provide the following disclosure:

“Previously, ATI Modular’s trading symbol was labeled with the ‘skull and crossbones caveat emptor’ (meaning buyer beware). The OTC indicated that the caveat emptor was associated with a ‘public interest concern’ with the company, though the OTC had not provided specifics regarding the same. On September 5, 2017, the OTC removed the caveat emptor.”

Security Ownership of Certain Beneficial Owners and Management, page 7

7.	Please update to provide anticipated beneficial ownership after the effective date of the merger.

Response: The Company will revise its disclosure to include the following table:

“The following table depicts the estimated beneficial ownership of the same group of individual after the Plan of Merger is effectuated, assuming the Surviving Entity (i.e. the Company) has 150,676,971 shares of common stock issued and outstanding after the closing of the Plan of Merger. This number takes into account the Company’s 50-to-1 reverse stock split, as well as AmericaTowne’s 1-to-4 stock split, though the actual number of issued and outstanding shares after the Plan of Merger is effectuated may change, based on the rounding of fractional shares.

Name and Address of Beneficial Owner	Number of Shares Beneficially Owned	Percentage Beneficially Owned
All Executive Officers and Directors	126,824,820	84.2%
Alton Perkins (1)(2)	126,824,820	84.2%
Yilaime Corporation	55,028,864	36.5%,
Alton Perkins & Xiang Mei Lin Family Trust	71,995,756	47.8%

(1) Denotes the Chairman of the Board of Directors, Chief Executive Officer, Chief Financial Officer, and Secretary of the Company

(2) Mr. Perkins is the majority shareholder of Yilaime. Mr. Perkins is also the Trustee of the Alton & Xiang Mei Lin Perkins Family Trust.”

Item 3. Interests of Certain Persons in or Opposition to Matter to be acted upon, page 8

8.	You state here that none of the “foregoing persons” have any substantial interest in either of the matters that were approved. Clarify your reference to “foregoing persons” and disclose the interest of Mr. Alton Perkins in the transactions.

Response: The Company notes the Commission’s comment and will revise its disclosure as follows:

“As described above, Alton Perkins, the Company’s President, Chief Executive Officer, and Chairman of the Board of Directors, is the sole director of the ATI Modular (i.e. the Surviving Entity). He is also the control person of ATI Modular, as the Company is ATI Modular’s majority shareholder. Given that Mr. Perkins serves as the sole director of the Company and ATI Modular, and beneficially owns a majority of the Company’s common stock and ATI Modular’s common stock, a conflict of interest may exist in the execution of the Plan of Merger. As a result of the Plan of Merger, Mr. Perkins will beneficially own a majority of the common stock of the Surviving Entity. Importantly, Mr. Perkins’ interests are tied to the success of the Company, ATI Modular, and the Surviving Entity.”

Very truly yours,

Paesano Akkashian Apkarian

Devin Bone

Devin Bone

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